Cruiser Capital Advisors, LLC - SC 13D/A

Exhibit 99.3

Cruiser Capital Sends Letter to Ashland Board of Directors

Believes Ashland is Undervalued and Worth Well in Excess of $125 per Share

Troubled by Ashland’s Lack of Engagement with Highly-Qualified Industry Veterans and
Shareholders – like Dr. Bill Joyce and Allen Spizzo

Concerned that Company will Undertake Premature M&A Activity Before Fixing its Long-Standing Problems –
Depriving Existing Shareholders of Significant Value

In Cruiser’s View, Ashland Continues to Exhibit Persistent Operational Underperformance and
Lack of Urgency to Improve

Cruiser Believes New Voices with Shareholder-Aligned Perspectives are Needed and has
Nominated Four Highly Qualified Executives to Ashland’s Board of Directors

New York, NY – (November 20, 2018) – Cruiser Capital Advisors, LLC (“Cruiser”), the beneficial owner of approximately 2.5% of the shares of Ashland Global Holdings Inc. (“Ashland” or “the Company”) (NYSE: ASH), today issued a public letter to the Ashland Board of Directors (the “Board”) outlining Cruiser’s concerns.

The full text of the letter is below:

November 20, 2018

Attn:

William A. Wulfsohn, Chairman and CEO

Barry Perry, Lead Independent Director

Brendan Cummins, Head Governance and Nominating Committee

Ashland Global Holdings Inc.

50 E. Rivercenter Boulevard

Covington, Kentucky 41011

Dear Bill, Barry and Brendan,

Cruiser Capital Advisors, LLC (“Cruiser”) is a significant shareholder of Ashland Global Holdings Inc. (“Ashland” or the “Company”) (NYSE: ASH). As shareholders in Ashland, we are troubled by what we see as the Company’s persistent inability to maximize value for shareholders and realize the full potential of Ashland, as reflected in our discussion below.

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We believe that Ashland is worth well in excess of $125+ per share. We are concerned that rather than execute on the substantial cost savings, revenue growth and margin expansion opportunities that we believe are necessary to maximize Ashland’s potential, the Board will take the easiest path available and sell Ashland at a sub-optimal price.

Unfortunately, the Company has consistently traded at a discount to its intrinsic value primarily due to long-standing operational issues. Ashland’s expenses are disproportionately high with nearly $300 million of corporate costs1, management has not achieved margin targets that have been in place for over four years, and organic EBITDA growth has been anemic for the past five years.

The long-standing nature of the company’s operational underperformance is why we have put forth four nominees for Ashland’s Board of Directors (the “Board”) – Dr. Bill Joyce, Mr. Allen Spizzo, Mr. Pat Gottschalk, and Ms. Carol Eicher. All are accomplished industry veterans with deep expertise in maximizing operational efficiencies and improving work processes. These nominees are aligned with shareholders to see Ashland succeed. This year alone, our nominees have purchased more Ashland common stock than all of Ashland’s directors and management team combined. In fact, we believe that no director has purchased common stock in the last 10 years.

Ashland has Refused to Engage Constructively with Shareholders Dr. Joyce and Allen Spizzo

Beginning in July 2018, Cruiser Capital recommended to Ashland’s management team and Board that they speak with Dr. Joyce and Mr. Spizzo. To date, more than five months later no one from management or the Board has spoken to Dr. Joyce or Mr. Spizzo about their perspective on how to improve the company.

We recommended that Ashland speak with Dr. Joyce and Mr. Spizzo because we believe these shareholders have valuable insights into how Ashland could both improve operating efficiency, and grow revenues and margins without necessarily firing employees. They have an intimate knowledge of Ashland’s business and have successfully operated some of Ashland’s key assets. Therefore, their perspective could be quite valuable to Ashland. The Company however, has repeatedly refused to speak to them in their capacity as shareholders. We cannot help but wonder, what is so intimidating about meeting with Dr. Bill Joyce and Allen Spizzo?

Dr. Joyce needs no introduction. He is one of the single most respected minds in specialty chemicals. He was previously the CEO of Union Carbide, Nalco Holding Company, and, as you know well, Hercules, Inc. – which is today one of the largest contributors to Ashland’s EBITDA. He currently sits on the Board of Hexion, which is controlled by one of the world’s most sophisticated private equity firms. Most recently he acted as a Consultant to the CEO and Advisor to the Board at A. Schulman. The Chairman and CEO there publicly lauded his work on their fiscal fourth quarter 2017 earnings call:

“We have also added Dr. Bill Joyce, a renowned chemicals industry executive as a Senior Adviser to the Board and Consultant to the company…. I am excited to have access to his unique insight and experience and believe Bill will continue to be an excellent resource for us as we look for additional opportunities for improvement and growth.”

A. Schulman’s enthusiasm for Dr. Joyce stands in stark contrast to the stance of Ashland’s Board and management, who have refused to even speak with him.

1 Ashland Investor Presentation, 7/31/18: https://investor.ashland.com/static-files/7848f09e-dad9-49b6-bc6b-a9b227fe2f7b

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Allen Spizzo was the former CFO of Hercules, Inc. where he held leadership positions for over 15 years. He is clearly an experienced leader with unique insights into Ashland’s dynamics. He serves on the Board of specialty chemical company Ferro Corp. (FOE).

There is no question Bill Joyce and Allen Spizzo are aligned with shareholders and are motivated to create shareholder value at Ashland.

Along with successful industry executives Carol Eicher and Pat Gottschalk, both Dr. Joyce and Mr. Spizzo are now nominated to be elected by shareholders as directors to the Ashland Board at the upcoming contested election at the 2018 Annual Meeting of Shareholders (the “Annual Meeting”). We strongly believe that shareholders will enthusiastically welcome their contributions.

Ashland is Severely Undervalued

Ashland is operating in a sector that has material secular tailwinds. Its competitive position is strong, yet its margins are sub-standard, and so is its trading multiple. Ashland trades at 10x EBITDA, a significant discount to ingredient and specialty chemical companies who trade at over 13x. We note that Croda International Plc (LSE: CRDA.L), which was reportedly in M&A discussions with Ashland earlier this year, trades at 16x EBITDA.

This discount exists because of long-standing operational issues that are detailed below. We believe Ashland’s EBITDA can be substantially elevated which will in turn improve Ashland’s multiple -- creating a multiplier effect to Ashland’s valuation.

We believe Ashland’s EBITDA2 should be at least $700 million given its margin improvement opportunities. As the below table highlights, Ashland would be worth $126 per share based on $700 million of EBITDA and an industry average 13x multiple. However, Ashland is a unique franchise and should aspire to best in class margins and valuation, not simply industry averages.

2 Pro-forma for sale of Composites and the Marl BDO facility

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Ashland has Demonstrated Persistent Operational Underperformance

Today’s reality is that Ashland:

1)	Has an excessive cost structure, with a current cost reduction program that is inadequate
2)	Has been unable to achieve its own Ashland Specialty Ingredient “ASI” margin targets
3)	Has exhibited years of anemic EBITDA growth

1) Excessive Cost Structure & Inadequate Cost Reduction Initiative

On May 1, 2018, management announced a new $120 million headline cost reduction initiative3. However, $70 million of these cost reductions are related to businesses that are being sold where the majority of these costs are expected to be transferred with the divested assets (note A in the table below). Therefore, the actual cost reduction is much less than the headline $120 million – only $50 million of costs are targeted at ASI (note B), of which only $20 million are targeted to be achieved in FY 2019.

Management’s $50 million cost reduction is inadequate and should be in excess of $100 million.

Ashland recently disclosed4 $283 million of corporate costs labeled as “distributed costs” shown in the table below (note C). The importance here is Ashland’s business units are burdened with high levels of corporate overhead. ASI, the only remaining business unit following the sale of Composites and I&S, is saddled with an additional $162 million (note C) of corporate costs, e.g. ~7% of 2018 ASI sales. The current targeted cost savings do not address any of the $162 million of corporate allocated costs to ASI, nor the $50 million of legacy unallocated costs.

As a result of this corporate burden, Ashland has consolidated pro-forma SG&A expense ratio of 23%5 of sales versus peers that have SG&A levels of 13%-14%.

Even with management’s current cost reduction plan of $50 million it only reduces pro-forma consolidated SG&A to 21% - which still materially lags peers.

3 Ashland Press Release, 5/1/18: https://investor.ashland.com/news-releases/news-release-details/ashland-reports-preliminary-financial-results-second-quarter

4 Ashland Investor Presentation, 7/31/18: https://investor.ashland.com/static-files/7848f09e-dad9-49b6-bc6b-a9b227fe2f7b

5 Based on ASI FY 2018 sales of $2,470mm

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2) Unable to Achieve Margin Targets that Have Been in Place for Four Years

When assessing Ashland’s margin targets, context is critical. Management has been unable to achieve its ASI EBITDA margin target of 25%-27%. This margin target has been in place since at least early 2014. Current management has had this target in place for four years since Bill Wulfsohn became CEO on January 1, 2015.

ASI had an EBITDA margin of 23.2% in FY 2018 compared to 23.3% margins in FY 2015.

Consider some of management’s aspirational statements regarding ASI’s EBITDA margin target over the years:

January 28, 2014: From an ASI perspective, what we've said in the past is in the 25% to 27% range. And if you look across the spectrum of high-quality, top quartile specialty chemical companies, I think that's what you'd expect to find and see, and with the growth profile that also goes along with that and that's exactly what we're creating here.6

April 30, 2015: My [Bill Wulfsohn] first priority was to ensure that we delivered against our near and midterm financial EBITDA margin growth targets.7

November 11, 2015 (Analyst Day): Our targets for that business are 25% to 27%. We continue to believe that, that is imminently achievable as we continue to grow these core technology platforms and really focus on those.8

August 8, 2018: In addition, to accelerate Specialty Ingredients' path to achieve its targeted 25% to 27% EBITDA margins, we will eliminate at least $50 million or 200 basis points of direct segment cost.9

There has been limited progress made toward this margin target over the past four years. Achieving ASI EBITDA margins of 25%-27% has been “imminent” for years, according to the Company, and is now targeted to be achieved by 2021. Shareholders should not have to wait another three plus years for the Company to achieve adequate profitability.

None of this discussion focuses on Ashland’s most exciting opportunities which are to grow sales and profits.

3) Anemic EBITDA Growth

ASI EBITDA has declined since 2014 excluding the May 2017 $680 million Pharmachem acquisition. Including Pharmachem, ASI EBITDA has grown at only a 2% annual rate over the past four years.

In our view, the Company needs to be streamlined, pro-active and engaged with customers to develop new products to drive meaningful growth.

6 Ashland Q1 2014 Earnings Call

7 Ashland Q2 2015 Earnings Call.

8 Ashland Analyst Day, November 11, 2015.

9 Ashland Q3 2018 Earnings Call.

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New Voices – Including Operators and Strategic Leaders with Proven Sector Experience and Success – are Needed on the Ashland Board to Represent All Shareholders

We believe Dr. Bill Joyce, Mr. Allen Spizzo, Mr. Pat Gottschalk, and Ms. Carol Eicher are fully aligned with shareholders. In addition, they are industry experts, have driven shareholder value creation at other chemical companies, and are incentivized to see Ashland succeed.

Their summary biographies are:

●	Dr. Bill Joyce was the CEO of Union Carbide, Nalco Holding Co., and currently sits on the Board of Hexion Inc., which is controlled by one of the world’s most sophisticated private equity firms. Additionally, as you know well, he is the former CEO of Hercules, Inc. – which is today one of Ashland’s largest contributors to EBITDA. Most recently he acted as a Consultant to the CEO and Advisor to the Board at the chemical company A. Schulman, Inc., where the CEO publicly lauded his work on their earnings call earlier this year.

●	Allen Spizzo is a former executive and CFO of Hercules, Inc. where he worked in various leadership capacities for over 15 years. As you know, Hercules is a key asset of, and EBITDA contributor to, today’s Ashland Specialty Ingredients business. He is currently a director of Ferro Corp (NYSE: FOE), a leading specialty coatings business, where he is Chair of the Compensation Committee and serves on the Audit Committee. He also served on the Boards of public chemical companies A. Schulman (SHLM) and OM Group (OMG).

●	Pat Gottschalk is the former Chairman and CEO of Union Carbide and has also served as President of Dow’s multi-billion dollar coatings, monomers and plastic additives business. He has more than 30 years of experience as a global business leader and is currently a director of Superior Plus Corporation (TSX: SPB).

●	Carol S. Eicher was most recently the President and Chief Executive Officer of Innocor, Inc. where she led its integration, growth and ultimate sale, generating a <4x return for her investors Ms. Eicher brings thirty years of manufacturing, commercial and executive leadership experience in the chemical industry, having had senior leadership positions at Dow Chemical (NYSE: DWDP), Rohm and Hass, Ashland Chemical Company, and E.I. DuPont de Nemours (NYSE: DD-B). She currently serves as a director at Tennant (NYSE: TNC) where she chairs the Governance Committee; is a director at Aurora Plastics where she serves on the Audit Committee; and, is a former director of A. Schulman (SHLM) prior to its sale to LyondellBasell Industries (NYSE: LYB) in August 2018.

These nominees would, in our view, bring extremely valuable perspectives and expertise to the Company.

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Elevating Ashland: Moving Forward

Since November 2017 we have made several requests to address the Board, all of which you have declined: even after initially agreeing to let us do so. We have told Ashland privately that we have significant concerns about the Company’s corporate governance and oversight. We note too that we question the conclusions of the TSR metrics Ashland presented on its recent earnings call and in its most recent press releases. Lastly, we are concerned that the Board’s review of highly-qualified director nominees will merely be perfunctory. We plan to address these and other matters directly in the near future.

Ashland is now set to receive $1 billion of net proceeds following the completion of the recently announced sale of Composites and Marl BDO facility, making well-informed Board perspectives on capital allocation decisions critical. In March, the Company authorized a $1 billion share repurchase. We hope that the Board will not deviate from these plans.

The bottom line is this: We believe Ashland deserves more. Great opportunity exists at the Company and the proposed nominees can help elevate Ashland to achieve more value for its shareholders, employees and customers.

Sincerely,

Cruiser Capital Advisors

Keith M. Rosenbloom

Charlie J. Rose

David E. Hansen

Cc:

Janice Teal

William Dempsey

Jay Ihlenfeld

Susan Main

Jerome Peribere

Mark Rohr

Michael Ward

Kathleen Wilson-Thompson

Investor Contact:

Bruce Goldfarb / Jason Alexander

Okapi Partners LLC

212-297-0720

info@okapipartners.com

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Media Contact:

Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

About Cruiser Capital Advisors

Cruiser Capital Advisors, LLC is an investment management firm that concentrates its investments in companies it believes trade at public market values substantially different from intrinsic value. Cruiser often utilizes a constructivist approach to collaborate with management teams to help drive shareholder value. Cruiser may be contacted at Info@Cruisercap.com

Publicly Available Information

The financial and performance information provided in the press release and letter is based on publicly available data and information reported by Ashland. Cruiser does not warrant the data and information reported by Ashland. Cruiser cannot and does not guarantee the accuracy, validity, timeliness or completeness of any data or information or data reported by Ashland. None of the information contained in the press release and letter constitutes a recommendation, solicitation or offer to buy or sell any securities of Ashland.

Important Information

This press release and attached letter are not a solicitation of a proxy from any security holder of Ashland Global Holdings Inc. (the “Company”). Cruiser Capital Master Fund LP has nominated four individuals as nominees to the Company’s board of directors and intends to solicit votes for the election of those individuals as members of the Company’s board of directors. The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the “Nominees”). Cruiser Capital Master Fund LP will send a definitive proxy statement, WHITE proxy card and related proxy materials to shareholders of the Company seeking their support of the Nominees at the Company’s 2019 Annual Meeting of Stockholders. Stockholders are urged to read the definitive proxy statement and WHITE proxy card when they become available, because they will contain important information about the Nominees, the Company and related matters. Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card (when available) and other documents filed with the Securities and Exchange Commission (“SEC”) by Cruiser Capital Master Fund LP and its affiliates (the “Cruiser Capital Parties”) at the SEC’s web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed with the SEC by the Cruiser Capital Parties may also be obtained free of charge from the Cruiser Capital Parties, upon request.

Participants in Solicitation

The following persons may be deemed to be participants in the planned solicitation from the Company’s shareholders of proxies in favor of the Nominees (the “Participants”): Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The Participants may have interests in the solicitation, including as a result of holding shares of the Company’s common stock. Information regarding the Participants and their interests may be found in the Notice of Intent to Nominate Directors, as filed with the SEC on October 25, 2018 and incorporated herein by reference.

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